Consonance-HFW Acquisition Corp.
1 Palmer Square,

Suite 305, Princeton, NJ 08540

November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Edward Kelly

Re:	Consonance-HFW Acquisition Corp.
Acceleration Request for Registration Statement on Form S-1
File No. 333-249394

Requested Date:	November 18, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Consonance-HFW Acquisition Corp. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 18, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jocelyn Arel at (617) 570-1067. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jocelyn Arel, by email at jarel@goodwinlaw.com.

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If you have any questions regarding this request, please contact Jocelyn Arel of Goodwin Procter LLP at (617) 570-1067.

Sincerely,

Consonance-HFW Acquisition Corp.

/s/ Gad Soffer
Gad Soffer
Chief Executive Officer

cc:	Jocelyn Arel, Esq., Goodwin Procter LLP

Daniel Espinoza, Esq., Goodwin Procter LLP